3580 Carmel Mountain Road Suite 300 San Diego, CA 92130 858 314 1500 mintz.com

June 3, 2019

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Healthcare & Insurance

Re: Inhibrx, Inc.

Registration Statement on Form S-1

Submitted January 7, 2019 and amended on February 22, 2019

CIK No. 0001739614 (the “Draft Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Inhibrx, Inc. (the “Company”) in response to verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received telephonically, with respect to the Company’s Draft Registration Statement on Form S-1 filed on January 7, 2019 and amended on February 22, 2019 (as amended, the “Draft Registration Statement”). In conjunction with this letter, the Company is submitting a registration statement on Form S-1 (the “Registration Statement”) to the Commission.

For reference purposes, the verbal comment has been reproduced herein with a response below such comment. For your convenience, we have italicized the reproduced verbal comment. The response provided herein is based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the applicable disclosure in the Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Registration Statement.

We are providing by overnight delivery to your attention five courtesy copies of this letter and copies of the Registration Statement that have been marked to show changes from the Draft Registration Statement.

Certain Relationships and Related Party Transactions, page 140

1.	Please clarify that no cash consideration was paid for the transactions that occurred in February 2019 and April 2018 that are described in the subsection titled “INBRX Subsidiaries Transactions”.

Response: The Company respectfully acknowledges that no cash was paid for the transactions that occurred in February 2019 and April 2018 that are described in the subsection titled “INBRX Subsidiaries Transactions” and has revised the disclosure on page 149 as requested.

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BOSTON    LONDON    LOS ANGELES    NEW YORK    SAN DIEGO    SAN FRANCISCO    WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ June 3, 2019 Page 2

We hope that the above responses and the related revisions reflected in the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me or Melanie Ruthrauff Levy of this firm at (858) 314-1500 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Jeremy D. Glaser
Jeremy D. Glaser

cc:

Securities and Exchange Commission

Tom Kluck

Coy Garrison

Jeffery Lewis

Kate Tillan

Inhibrx, Inc.

Mark Lappe

Leah Pollema

Kelly Deck

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Megan N. Gates

Melanie Ruthrauff Levy

Cooley LLP

Charles S. Kim

Sean Clayton

Richard Segal